MANAGEMENT DISCUSSION & ANALYSIS

2015

ONCOLYTICS BIOTECH INC.

MANAGEMENT DISCUSSION & ANALYSIS

2015

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March 10, 2016

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read in conjunction with our 2015 audited consolidated financial statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). This MD&A along with our consolidated financial statements for the year ended December 31, 2015, were authorized for issue in accordance with a resolution of the Board of Directors (the "Board") on March 10, 2016.

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation. Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2016 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.
Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of REOLYSIN®, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.
With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.
Investors should consult our quarterly and annual filings with the Canadian and US securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate. Investors are cautioned against placing undue reliance on forward-looking statements. We do not undertake to update these forward-looking statements except as required by applicable law.
REOLYSIN® Development Update For 2015

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech® Inc. has been a development stage company and we have focused our research and development efforts on the development of REOLYSIN®, our potential cancer therapeutic. We have not been profitable since our inception and expect to continue to incur substantial losses as we continue research and development efforts. We do not expect to generate significant revenues until, and unless, our cancer product becomes commercially viable.
Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products. In order to achieve this goal, we believe that we have to actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and REOLYSIN® supply, and our intellectual property.

Clinical Trial Program

Our overall clinical program is made up of a registration program that currently includes muscle-invasive bladder cancer and glioma cancer (our "Registration Program"), six randomized Phase II clinical trials (our "Randomized Program") and six other investigative clinical trials for a total of 12 clinical trials. During 2015, we announced our planned registration program, commenced our first check point inhibitor clinical study, completed enrollment in three randomized clinical trials, received orphan drug designations for six cancer indications (pancreatic, ovarian, fallopian tube, primary peritoneal, malignant gliomas and gastric cancers) and commenced clinical studies involving pediatric brain cancer and further investigating multiple myeloma.

Registration Program for REOLYSIN®

In the first half of 2015, we presented an update to our planned registration program for REOLYSIN®. Initially, we plan to focus on pursuing registration for REOLYSIN® in two indications: the neoadjuvant treatment of muscle-invasive bladder cancer and the treatment of glioblastoma. In addition, we will determine further indications and treatment types in which to pursue registration subject to clinical data from our ongoing Randomized Program and other investigative clinical studies.

Planned Registration Program - Muscle-Invasive Bladder Cancer
We have filed an Investigational New Drug Application ("IND") to conduct a small run-in study in patients with muscle-invasive bladder cancer. Pre-operative patients will be treated with a combination of gemcitabine, cisplatin and REOLYSIN® and assessed for histopathological response and safety. Subject to confirmation of histopathological responses attributable to REOLYSIN®, we would intend to conduct a larger registration study in this indication. As well, we plan to investigate the potential combination of immunotherapy, specifically checkpoint inhibitors, and REOLYSIN® in the treatment of bladder cancer.

Planned Registration Program - Gliomas
We also intend to conduct a separate small run-in study combining the standard of care (surgery followed by radiotherapy and temozolomide) with REOLYSIN® in adult patients. Subject to confirmation of responses, we would conduct a larger registration study using the better therapeutic regime in either pediatric or adult patients.

Evolving Registration Program
Based on the evolving clinical data from our multiple myeloma clinical work in 2015, (see - "Clinical Trial Results - Multiple Myeloma") and input received from key opinion leaders, we believe multiple myeloma is becoming a compelling registration target. We intend to investigate the design of a potential registration study with regulatory agencies expanding our Registration Program to possibly include multiple myeloma.

Checkpoint Inhibitor Program

During 2015, we discovered that REOLYSIN® helped induce the up-regulation of PD-1 and PD-L1 (see - "Immune Checkpoint Inhibitor Data") and we reported clinical data from our pancreatic cancer studies suggesting increases in one and two year survival rates (see "Clinical Trial Results - Pancreatic Cancer"). As a result of this clinical data and that we had received Orphan Drug Designation from the FDA and the European Medicines Agency for the use of REOLYSIN® in the treatment of pancreatic cancer, we announced that the protocol titled "A Phase Ib study of pembrolizumab (KEYTRUDA®) in combination with REOLYSIN® and chemotherapy in patients with advanced pancreatic adenocarcinoma" was active. This becomes the first study that examines the effects of REOLYSIN® in combination with a checkpoint inhibitor in human patients.

The study will enroll patients 18 years or older with histologically confirmed advanced or metastatic pancreatic adenocarcinoma who have failed, or did not tolerate, first line treatment. It is an open-label Phase Ib trial designed to determine the safety and dose-limiting toxicities of REOLYSIN® and chemotherapy (gemcitabine or irinotecan or fluorouracil, at the treating physician's preference) in combination with pembrolizumab. Secondary endpoints include overall response rate and progression free survival by immune-related response criteria; overall survival; and effects of REOLYSIN® and pembrolizumab when administered in combination as determined by analysis of pre- and post-treatment treatment biopsies and blood based immune markers. Following an initial six to nine patient safety run-in, up to an additional 15 patients may be enrolled for further evaluation of safety and efficacy.

Immune Checkpoint Inhibitor Data

In 2015, a presentation titled "REOLYSIN® and Immune Therapy: Rationale for Combination Therapy" was made first at the 2015 Immune Checkpoint Inhibitors held in Boston, MA and then again at the Royal Society of Medicine's Immuno-oncology: Using the Body's Own Weapons conference, held in London, UK. Our presentation included data from our single arm clinical study examining the use of REOLYSIN® in combination with gemcitabine in patients with advanced pancreatic cancer, PD-1 and PD-L1 up regulation data from a single arm clinical study examining the use of REOLYSIN® in patients with primary glioblastomas or brain metastases, as well as preclinical data and included:

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that REOLYSIN® induced the up-regulation of PD-1 and PD-L1 in target tissues in patients with primary glioblastomas or brain metastases, and that this up-regulation is strongly associated with productive reoviral infection;

•	the combination of REOLYSIN® and gemcitabine induced PD-L1 expression in tumour samples from pancreatic cancer patients;

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the combination of REOLYSIN®, GM-CSF, anti-PD-1 and anti-CTLA-4 improved survival in immune competent mice versus REOLYSIN® and GM-CSF alone and REOLYSIN® and GM-CSF plus either one of the checkpoint inhibitors alone;

•	clinical evidence that REOLYSIN® treatment results in immunological changes to both the tumor cells and the tumor microenvironment that is conducive to novel immune targeting interventions; and

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updated results from our single arm pancreatic study in which pancreatic cancer patients received combination therapy with REOLYSIN® and gemcitabine demonstrated a median overall survival of 10.2 months, and one- and two-year survival rates of 45% and 24%, respectively.

Impact of Findings
We believe the discovery that PD-1 and PD-L1 are up-regulated or increased in tumours in patients treated with REOLYSIN®, combined with our animal model data findings to this point, may indicate that REOLYSIN® is a potentiator for the entire anti-PD-1/PD-L1 drug class. We intend to incorporate these findings into our clinical program.

Clinical Trial Results

Multiple Myeloma
During 2015, clinical results from our multiple myeloma study in patients with relapsed or refractory multiple myeloma treated using the combination of carfilzomib and REOLYSIN® with the US National Cancer Institute ("NCI") (NCI-9603) were presented by Dr. D.W. Sborov and colleagues at two scientific conferences.

The first poster presentation was made at the 15th International Myeloma Workshop (IMW). The poster presentation, entitled "Combination Carfilzomib and the Viral Oncolytic Agent REOLYSIN® in Patients with Relapsed Multiple Myeloma: A Pilot Study Investigating Viral Proliferation," disclosed initial findings from NCI-9603.

Highlights of the data presented included:

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100% of patients (8 of 8) experienced an objective response as measured by changes in blood monoclonal protein. Of these, 2 patients had a very good partial response (VGPR), 3 patients had a partial response (PR) and 3 patients had a minor response (MR);

•	Only one patient has progressed to date and five of eight remain on study;

•	The combination of carfilzomib and REOLYSIN® produced a significant (p=0.005) increase in caspase-3, a marker associated with apoptotic (programmed) cell death; and

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The treatment combination was associated with an increased infiltration of CD8+ T-cells and the significant (p=0.005) upregulation of PD-L1, suggesting that the addition of a PD-1 or PD-L1 inhibitor may further optimize the treatment regimen.

The investigators noted that this is the first time a REOLYSIN®-based combination had been tested in relapsed multiple myeloma patients. A previous single-agent study conducted by the collaborators in this patient population showed that REOLYSIN® was well tolerated. The collaborators and others were noted to have conducted preclinical investigations that demonstrated that the combination of REOLYSIN® and carfilzomib synergistically increased the killing of multiple myeloma cells. This provided the clinical rationale for this study.

The second presentation, in December 2015, was made at the 57th American Society of Hematology (ASH) Annual Meeting. This poster presentation, titled "REOLYSIN® Combined with Carfilzomib for Treatment of Relapsed Multiple Myeloma Patients," disclosed updated findings from NCI-9603.

Highlights from the updated data presented included:

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All seven patients treated at the full clinical dose had a clinical response. Patients treated at the full clinical dose (dose level 1) had a deeper and more prolonged response than those treated at dose level minus 1. Of the 12 total patients treated, 11 had a decrease in dominant monoclonal protein during treatment (used to measure clinical response), including all seven patients treated at the full clinical dose;

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The combination of carfilzomib and REOLYSIN® produced a significant (p=0.005) increase in caspase-3, a marker associated with apoptotic (programmed) cell death, but to a higher degree in those patients treated at dose level 1; and

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The treatment combination was associated with an increased infiltration of CD8+ T-cells and the significant (p=0.005) upregulation of PD-L1, suggesting that the addition of a PD-1 or PD-L1 inhibitor may further optimize the treatment regimen.

NCI-9603 is a U.S. National Cancer Institute sponsored single-arm, open-label study of intravenously administered REOLYSIN® with dexamethasone and carfilzomib to patients with relapsed or refractory multiple myeloma clinical study. Patients receive treatment on days 1, 2, 8, 9, 15 and 16 of a 28-day cycle, to be repeated in the absence of disease progression or unacceptable toxicity. Approximately 12 patients will be enrolled in the study. The primary outcomes include measuring reovirus replication, safety, and tolerability. Secondary outcomes include examining objective response, duration of response, clinical benefit, progression-free survival, and time to progression. Other outcomes will include the measurement of immunologic correlative markers.

Impact of Findings
We believe these findings are compelling as we continue to see a strong clinical benefit rate in multiple myeloma, a difficult to treat cancer. As well, this data presented clear evidence of a dose response, with patients at the higher dosing level seeing improved outcomes. We plan on testing higher dosage levels to determine the extent of this improvement and enter into other combination studies in multiple myeloma in an attempt to identify the best standard of care combination to advance into later stage clinical testing.

Non-small Cell Lung Cancer
During 2015, we reported a near tripling of two-year survival compared to historical controls from our single arm US Phase 2 non-small cell lung cancer (NSCLC) trial. Dr. Miguel A. Villalona-Calero made an oral presentation at the International Association for the Study of Lung Cancer's (IASLC) 16th World Conference on Lung Cancer on September 9, 2015. The presentation, titled "Oncolytic Reovirus in Combination with Paclitaxel/Carboplatin in NSCLC Patients with Ras Activated Malignancies, Long Term Results," covers updated results, including longer-term survival data, from our US Phase 2 study in Non-Small Cell Lung Cancer.

Highlights of the data presented included:

•	A survival analysis for 37 Stage IV patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 13.1 months;

•	One- and two-year survival rates of 57% and 30%, respectively, with the authors concluding that the survival of 11 patients longer than two years was substantial; and

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Seven patients, at the time of the oral presentation, remained alive after a median follow up of 34.2 months (range 26.9-71.5 months), with two patients showing no evidence of disease progression (50 and 37 months).

Historical control data as per Schiller et al., 2002, reported a median PFS of 3.1 months, median OS of 8.1 months, one-year survival rates of 34%, and two-year survival rates of 11%. The historical control data included 290 patients which were treated with carboplatin and paclitaxel, 86% of which were Stage IV and 14% Stage IIIB.

Of the 35 patients evaluable for clinical response in this NSCLC trial, 11 patients (5 Kras mutant) had a partial response (PR), 20 had stable disease (SD) and four had progressive disease by RECIST for an objective response rate (ORR) of 31%. Four patients with SD had a >40% PET standardized uptake value reduction after two cycles, yielding an ORR considering PET of 43%.

This study is a US single arm, two-stage, open-label, Phase 2 study of REOLYSIN® given intravenously with paclitaxel and carboplatin every three weeks. Patients received four to six cycles of paclitaxel and carboplatin in conjunction with REOLYSIN®, at which time REOLYSIN® may have been continued as a monotherapy. The primary objectives of the trial were to determine the ORR of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic or recurrent NSCLC with

Kras or EGFR-activated tumours, and to measure PFS at six months. The secondary objectives were to determine the median survival and duration of PFS in patients, and to evaluate the safety and tolerability of REOLYSIN® in combination with paclitaxel and carboplatin in this patient population.

Pancreatic Cancer
In 2015, we reported a more than doubling in one-year survival and nearly five-fold increase in two-year survival as compared to historical controls from our single arm US Phase 2 pancreatic cancer trial. Dr. Devalingam Mahalingam of the Cancer Therapy and Research Centre, University of Texas Health Science Centre San Antonio, made a poster presentation at the ESMO World Congress on Gastrointestinal Cancer. The poster, titled "Oncolytic Virus Therapy in Pancreatic Cancer: Clinical Efficacy and Pharmacodynamic Analysis of REOLYSIN® in Combination with Gemcitabine in Patients with Advanced Pancreatic Adenocarcinoma," covers final results from this pancreatic cancer study.

Highlights of the data presented include:

•	A survival analysis for 33 patients showing a median progression free survival (PFS) of four months and median overall survival (OS) of 10.2 months;

•	Data showing one- and two-year survival rates of 45% and 24%, respectively; and

•
An analysis demonstrating upregulation of immune checkpoint marker PD-L1 in post treatment tumours suggesting the potential to combine oncolytic viral therapy with anti-PD-L1 inhibitors in future trials.

A summary of the overall data compared to historical controls is shown below:

Treatment	Number of patients	Median PFS(months)	Median OS(months)	1-year survival (%)	2-year survival (%)
Gemcitabine (ACCORD 11) (Conroy et al., 2011)	171	3.3	6.8	20	2
Gemcitabine (MPACT) (Von Hoff et al., 2013; Goldstein et al., 2015)	430	3.7	6.6	22	5
Gemcitabine/REOLYSIN® (REO 017)	33	4.0	10.2	45	24

Of the 29 patients evaluable for clinical response, one patient had a partial response (PR), 23 had stable disease (SD) and five had progressive disease as their best response. This translated into a clinical benefit rate (CBR) (complete response (CR) + PR + SD) of 83%.

This was a U.S. Phase 2, single-arm clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in chemotherapy-naïve patients with advanced or metastatic pancreatic cancer. Eligible patients were treated with gemcitabine at 800 mg/m2 on days 1 and 8, and REOLYSIN® at 1x1010 TCID50 administered IV on days 1, 2, 8 and 9 every 3 weeks. Tumor assessment was performed every two cycles. The trial enrolled 33 evaluable patients (34 total) using a one sample, two-stage design. In the first stage, 17 patients were to be enrolled, and best response noted. If three or more responses were observed (defined as CR, PR, or SD for 12 weeks or more) among the 17 patients, the study would enroll an additional 16 patients for a total of at least 33 evaluable patients. As previously disclosed, this initial endpoint was met after six evaluable patients were enrolled. The primary objective of the trial was to determine the CBR of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives were to determine PFS, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

Randomized Phase II Clinical Program

During 2015, we continued to progress through our Randomized Program that includes six randomized Phase II clinical trials investigating lung, ovarian, colorectal, pancreatic, prostate, and breast cancers and is currently in varying stages of enrollment. The objective of our Randomized Program is to examine the potential efficacy of REOLYSIN® over multiple indications in a randomized setting to determine which indication may be most susceptible to REOLYSIN® therapy, which predictive biomarkers can possibly be used, and the registration path for product approval. The randomized clinical trials included in our Randomized Program do not pre-screen patient tumors for certain biomarkers, but are considered "all comer" trials with respect to the histology of the patients' tumors. The primary objective for each of the randomized clinical trials within our Randomized Program is an analysis of progression free survival along with an analysis of overall survival as a secondary endpoint comparing the control and test arms within each trial. As well, each randomized clinical trial includes other multiple secondary endpoints dependent on the particular cancer indication, but in all cases includes an analysis of molecular factors that may be predictive of response (biomarker analysis). The National Cancer Institute of Canada ("NCIC") Clinical Trials Group sponsor our randomized Phase II colorectal, lung, prostate, and breast cancer trials. The US National Cancer Institute sponsor our randomized Phase II ovarian and pancreatic cancer trials.

We believe that as we progress through our Randomized Program we will develop a scientific understanding of REOLYSIN® that will include which cancer indications should be pursued in a Phase III setting, if progression free survival is a reasonable proxy for overall survival, and which predictive biomarkers should be used for screening patients.

During 2015, we completed enrollment in our randomized Phase II studies of REOLYSIN® in patients with recurrent or metastatic castration resistant prostate cancer, in patients with previously treated advanced or metastatic non-small cell lung cancer and in patients with advanced or metastatic colorectal cancer. Although patient accrual has been completed, patient follow-up will continue until planned analyses have been conducted for these three clinical trials.

Portfolio of Orphan Drug Designations

Orphan Designation Applications
During 2015, we submitted applications for Orphan Designations to the FDA and EMA for REOLYSIN® for the treatment of pancreatic, ovarian cancers, malignant gliomas, and gastric cancer. In the US, an Orphan Drug Designation provides the sponsor with certain benefits and incentives, including a period of marketing exclusivity if regulatory approval is ultimately received for the designated indication, potential tax credits for certain activities, eligibility for orphan drug grants, and the waiver of certain administrative fees. In the EU, Orphan Drug Status allows for access to a number of incentives including protocol assistance, market exclusivity for a ten-year period following approval and potential fee reductions. The receipt of Orphan Drug Designation status does not change the regulatory requirements or process for obtaining marketing approval in either jurisdiction.

Orphan Drug Designations
Throughout 2015, the FDA granted us Orphan Drug Designation for pancreatic cancer, divided our ovarian cancer application into multiple indications granting Orphan Drug Designation for ovarian, fallopian tube, and primary peritoneal cancers separately, malignant gliomas and gastric cancer. As well in 2015, the EMA granted us Orphan Drug Status for ovarian and pancreatic cancers.

Clinical Program Expansion

US Phase 1b Multiple Myeloma
In 2015, we announced that enrollment had commenced in a Phase Ib study of REOLYSIN® combined with standard doses of bortezomib (VELCADE®) and dexamethasone in patients with relapsed or refractory multiple myeloma. Dr. Kevin Kelly, M.D., Ph.D. of the Keck School of Medicine of the University of Southern California (USC), is the principal investigator.

This study is a two-stage open-label Phase Ib trial of adult patients with relapsed or refractory multiple myeloma following at least one line of therapy. The study objectives include determining the maximum tolerated dose ("MTD") and the safety profile of REOLYSIN® in combination with bortezomib and dexamethasone, as well as exploring the toxicities and the pharmacodynamics of the treatment combination, and determining the preliminary response rate in patients with relapsed or refractory multiple myeloma.

Adult patients will receive REOLYSIN® on days 1, 2, 8, 9, 15 and 16 of each 28-day cycle. Patients will also receive bortezomib and dexamethasone on days 1, 8 and 15.The first stage of the study will enroll three to six patients in each of two cohorts, with each cohort at a different dose level. The second stage of the study will enroll up to 12 patients at the MTD reached in the first stage.

Our goal is to examine and compare the clinical data from this study and our study examining REOLYSIN® in combination with carfilzomib to determine how REOLYSIN® performs with the standard of care options and then take the best combination forward into later-stage testing.

US Phase 1 Pediatric Patients with Brain Tumors
During 2015, we announced that an IND containing the protocol titled "MC1472: Phase 1 Study of Replication Competent Reovirus (REOLYSIN®) in Combination with GM-CSF in Pediatric Patients with Relapsed or Refractory Brain Tumors" was active. The study sponsor is the Mayo Clinic based in Rochester, Minnesota, and the Study Chair is Dr. Richard Bram of the Mayo Clinic.

The study is an open-label Phase 1 trial to clarify the safety, and determine possible efficacy, of GM-CSF given prior to administration of intravenous REOLYSIN® for children with malignant high grade brain tumors. GM-CSF will be administered on days one and two of each cycle with REOLYSIN® administered on days three, four and five. Cycles will be given every 28 days for up to 12 cycles if patients remain without evidence of tumor progression and without intolerable toxicity. The primary outcome for the nine to 18 patients of the Phase 1 study will be safety and tolerability. Secondary goals include median progression free and overall survival in this patient population.

Eligible patients include those between the ages of 10 and 21 with histologically confirmed high grade (grade 3 or 4) primary brain tumor either classified as a glioma (including astrocytoma, anaplastic oligodendroglioma and glioblastoma multiforme), medulloblastoma, atypical teratoid/rhabdoid tumor or primitive neuroectodermal tumor. Patients must have no known curative therapy available and can have had up to two chemotherapy regimens for the brain tumor previously.

Other Third Party Clinical Trials

In addition to sponsoring our Randomized Program, third party sponsored clinical trials ("Third Party Trials") have been a significant part of our overall clinical program. Third Party Trials have allowed us to expand our clinical program to include randomized and non-randomized clinical trials in additional cancer indications (pancreatic, ovarian, colorectal, prostate, breast, squamous cell carcinoma, lung cancer and multiple myeloma) while allowing us to remain focused on our company sponsored trials. Our Third Party Trials require that we supply enough REOLYSIN® for the enrollment requirements of each trial, sufficient intellectual capital to support the principal investigators and in some cases cost sharing of patient enrollment activities. The institutions involved provide the rest of the required activities to operate the clinical trial. These activities include patient screening and enrollment, treatment, monitoring and overall clinical trial management and reporting. The result is a larger clinical program investigating more cancer indications at a significantly reduced financial cost to Oncolytics. Our Third Party Trials are sponsored by the US National Cancer Institute (“NCI”), the National Cancer Institute of Canada Clinical Trials Group ("NCIC"), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”), and the University of Leeds (“Leeds”).

Manufacturing and Process Development

Throughout 2015, we continued to fill and label product from our existing supply of REOLYSIN® in order to supply our Clinical Program. As well, we continued our validation activities designed to demonstrate that our manufacturing process for the commercial production of REOLYSIN® is robust and reproducible as part of a process validation master plan. Process validation is required to ensure that the resulting product meets required specifications and quality standards and will form part of the Company’s submission to regulators, including the FDA, for product approval.
Intellectual Property

At the end of 2015, we had been issued over 410 patents including 60 US and 20 Canadian patents as well as issuances in other jurisdictions. We have an extensive patent portfolio covering the oncolytic reovirus that we use in our clinical trial program including a composition of matter patent that expires in 2028. Our patent portfolio also includes methods for treating proliferative disorders using modified adenovirus, HSV, parapoxvirus and vaccinia virus.

Financing Activity

US Share Purchase Agreement
During the year ending December 31, 2015, we issued 5,778,674 common shares under our share purchase agreement with Lincoln Park Capital, LLC for net cash proceeds of US$3,490,272.

"At the Market" Equity Distribution Agreement
During the year ended December 31, 2015, we issued 18,860,454 common shares under our "At the Market" equity distribution agreement with Canaccord Genuity Inc. for net cash proceeds of US$15,455,344.

NASDAQ Listing
In October, 2015, we received notice from the NASDAQ OMX Group (“NASDAQ”) stating that, in accordance with NASDAQ listing rules, our common shares would be delisted from the NASDAQ Capital Market, effective from the opening of trading on November 5, 2015 for not maintaining the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2).

As a result, effective November 5, 2015, we no longer are be able to use our Share Purchase Agreement or our ATM which were both conditional on maintaining a NASDAQ listing.

Financial Impact

We estimated that our cash requirements for 2015 to fund our operations would be approximately $14.0 million. Our cash usage for the year was $15,034,830 for operating activities and $108,268 for the acquisition of property and equipment. Our net loss for the year was $13,722,995.
Cash Resources

We exited 2015 with cash, cash equivalents and short-term investments totaling $26,077,252 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development For 2016

Our planned development activity for REOLYSIN® in 2016 is made up of clinical, manufacturing, and intellectual property programs. Our 2016 clinical program includes the commencement of patient enrollment in our Registration and Checkpoint Inhibitor Programs and the anticipated release of clinical data. We also expect to use our clinical data to assist in the implementation of our overall Clinical Program.

Our 2016 manufacturing program includes continued production of 100-litre cGMP production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to our various clinical sites. We also plan to continue progressing through our process validation master plan and related conformity testing in 2016. Finally, our intellectual property program includes filings for additional patents along with monitoring activities required to protect our patent portfolio.

We currently estimate the cash requirements to fund our operations for 2016 will be approximately $19 million, but will depend on our ultimate clinical program. (see “Liquidity and Capital Resources”).

REOLYSIN® Development Update For 2016

Financing Activities
Subsequent to the end of 2015, we entered into an "at-the-market" ("ATM") equity distribution agreement with Canaccord Genuity Inc. acting as sole agent in Canada. Under the terms of the distribution agreement, we may, from time to time, sell shares of our common stock having an aggregate offering value of up to $4.6 million through Canaccord Genuity Inc. Sales of common shares, if any, pursuant to the ATM, will be made in transactions that are deemed to be "at-the-market distributions", through the facilities of the Toronto Stock Exchange or other "marketplace" (as defined in National Instrument 21-101 Marketplace Operation) in Canada. We will determine, at our sole discretion, the timing and number of shares to be sold under this ATM facility.

Our Accounting Policies

In preparing our financial statements we use International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. IFRS requires that we make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available in selecting our accounting policies. Our selection of accounting policies, along with our estimates and assumptions affect the reported amounts of our assets and liabilities at the date of the financial statements and the reported amounts of expenses during the periods presented.

Critical Accounting Policies

In preparing our financial statements, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant estimates are used for, but not limited to, the treatment of our research and development expenditures, the assessment of realizable value of long-

lived assets, the amortization period of intellectual property and the calculation of stock based compensation (see Note 4 " Significant Judgments, Estimates and Assumptions") of our audited consolidated financial statements.

The significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Research and Development
Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility will be capitalized. To date, all of our activities have been expensed.

We account for our research and development activity in conjunction with the IAS 38 "Intangible Assets" of IFRS. IAS 38 makes a distinction between the research phase of a project and the development phase of an internal project and requires that all costs incurred during the research phase are to be expensed. However, an intangible asset arising from the development phase of an internal project shall be recognized if, and only if, we can demonstrate all of the following:

1.	The technical feasibility of completing the intangible asset so that it will be available for use or sale.

2.	Our intention to complete the intangible asset and use or sell it.

3.	Our ability to use or sell the intangible asset.

4.
How the intangible asset will generate probable future economic benefits. Among other things, that we can demonstrate the existence of a market for our product that results from the use of the intangible asset or of the intangible asset itself.

5.	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

6.	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

We believe that we do not meet all of the above criteria and for this reason, our research and development costs are expensed and not capitalized. We will monitor our progress against these criteria and will capitalize our development costs once we can conclude we meet the above criteria.

Future Accounting Changes

Accounting Standards and Interpretations Issued but Not Yet Effective

IFRS 9 - Financial Instruments
In July 2014, on completion of the impairment phase of the project to reform accounting for financial instruments and replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the final version of IFRS 9 Financial Instruments. IFRS 9 includes guidance on the classification and measurement of financial assets and financial liabilities and impairment of financial assets (i.e. recognition of credit losses).

Under the classification and measurement requirements for financial assets, financial assets must be classified and measured at either amortized cost or at fair value through profit or loss or through other comprehensive income, depending on the basis of the entity’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

The classification requirements for financial liabilities are unchanged from IAS 39. IFRS 9 requirements address the problem of volatility in net earnings arising from an issuer choosing to measure certain liabilities at fair value and require that the portion of the change in fair value due to changes in the entity’s own credit risk be presented in other comprehensive income, rather than within net earnings.

The new requirements for impairment of financial assets introduce an expected loss impairment model that requires more timely recognition of expected credit losses. IAS 39 impairment requirements are based on an incurred loss model where credit losses are not recognized until there is evidence of a trigger event. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. We are assessing the impact of adopting this standard on our consolidated financial statements.

IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16 - Leases (“IFRS 16”), which replaces IAS 17 - Leases (“IAS 17”) and related interpretations. IFRS 16 provides a single lessee accounting model, requiring the recognition of assets and liabilities for all leases, unless the lease term is 12-months or less or the underlying asset has a low value. IFRS 16 substantially carries forward the lessor accounting in IAS 17 with the distinction between operating leases and finance leases being retained. IFRS 16 will be applied retrospectively for annual periods beginning on or after January 1, 2019. Early adoption is permitted under certain circumstances. We are assessing the potential impact of adopting this standard on our consolidated financial statements.

IAS 12 - Income taxes
In January 2016, the IASB issued Recognition of Deferred Tax Assets for Unrealized Losses as an amendment to IAS 12 – Income Taxes. These amendments address the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. These amendments are effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. We are assessing the potential impact of adopting these amendments.

Significant Estimates

Share Based Payments
As required by IFRS, share based payments are to be recorded at their fair value at the date of grant. We have chosen to use the Black Scholes Option Pricing Model (“Black Scholes” or the “Model”) to calculate the fair value of our stock options and warrants. Though there are other models available to calculate the option values (for example, the binomial model), Black Scholes is currently widely used and accepted by other publicly traded companies. Therefore, we have concluded that Black Scholes is the appropriate option pricing model to use for our stock options at this time.

Black Scholes uses inputs in its calculation of fair value that require us to make certain estimates and assumptions. For 2015, we used the following weighted average assumptions for the calculation of the fair value of the stock options granted during the year:

2015

Risk-free interest rate	0.63%
Expected hold period to exercise	3.0 years
Volatility in the price of the Company's shares	90%
Rate of forfeiture	3.67%
Dividend yield	Nil
Weighted average fair value of options	$0.24

A change in these estimates and assumptions will impact the value calculated by the model. For instance, the volatility in the price of our shares is based on the quoted trading price. We assume that weekly trading prices best reflect our trading price volatility. However, an entity can choose between daily, weekly, or monthly trading prices in the volatility calculation.

The Model also uses an expected hold period to exercise in its calculation of fair value. When we are estimating the expected hold period to exercise we take into consideration past history, the current trading price, the volatility of our common shares and the progress in our clinical program. Our conclusions resulted in an expected hold period for the stock options issued in 2015 to be 3.0 years and we believe this is an appropriate estimate. However, our options have a 10-year life and given the fluctuations in our stock price the expected hold period could be different.

Consequently, in complying with IFRS and selecting what we believe are the most appropriate assumptions under the circumstances, we have recorded non-cash share based payment expense for the year of $429,537. However, given the above discussion, this expense could have been different and still be in accordance with IFRS.

Selected Annual Information

	2015 $	2014 $	2013 $
Revenue	—	—	—
Consolidated net loss(1)	(13,722,995)	(18,619,335)	(23,532,647)
Basic and diluted loss per share(1), (2)	(0.12)	(0.21)	(0.28)
Total assets (2)	27,383,798	17,193,190	28,222,027
Cash dividends declared per share(3)	Nil	Nil	Nil
Notes:
(1) Included in consolidated net loss and loss per common share for 2015, 2014, and 2013 are share based payment expenses of $429,537, $980,325, and $424,384, respectively.
(2) We issued 24,639,128 common shares for net cash proceeds of $23.7 million in 2015 (2014 - 8,708,676 common shares for net cash proceeds of $9.0 million; 2013 - 8,093,533 common shares for net cash proceeds of $30.4 million).

(3) We have not declared or paid any dividends since incorporation.

Results of Operations

Net loss for the year was $13,722,995 compared to $18,619,335 and $23,532,647 for the years ending December 31, 2014 and December 31, 2013, respectively.

Research and Development Expenses (“R&D”)

	2015 $	2014 $	2013 $
Clinical trial expenses	1,323,610	4,983,644	7,852,322
Manufacturing and related process development expenses	2,306,024	2,705,296	4,745,479
Intellectual property expenditures	1,032,227	1,077,552	1,247,854
Research collaboration expenses	698,909	621,936	436,302
Other R&D expenses	4,098,180	3,703,798	4,220,126
Scientific research and development repayment (refund)	(62,144)	(84,762)	(82,494)
Foreign exchange (gain) loss	(1,051,958)	228,130	(56,497)
Share based payments	257,016	588,658	142,972
Research and development expenses	8,601,864	13,824,252	18,506,064

Clinical Trial Program

Clinical trial expenses include those costs associated with our Clinical Trial Program that includes our Registration, Checkpoint Inhibitor, Randomized Phase II, and our Other Third Party Clinical Trial Programs. Included in clinical trial expenses are direct patient enrollment costs, contract research organization (“CRO”) expenses, clinical trial site selection and initiation costs, data management expenses and other costs associated with our clinical trial program.

	2015 $	2014 $	2013 $
Direct patient expenses	1,323,610	4,983,644	7,852,322
Clinical trial expenses	1,323,610	4,983,644	7,852,322

During 2015, our clinical trial expenses decreased to $1,323,610 compared to $4,983,644 and $7,852,322 for the years ended December 31, 2014 and December 31, 2013, respectively. In 2015, our clinical trial program activities have continued to decline as we completed enrollment in our Randomized Program and close out fully enrolled clinical trials. As well, during the three year period 2013 - 2015 we benefited from the use of Third Party Trials which has allowed us to operate a broad clinical program at a lower overall cost.

In 2014, our clinical trial program activities declined as we continued to complete enrollment and close out fully enrolled clinical trials. Specifically, activities from stage 1 of our randomized Phase III head and neck trial along with the other clinical trials sponsored by Oncolytics have declined compared to 2013.

In 2013, we incurred direct patient costs primarily associated with our Randomized Program and the re-treatment and completion of stage 1 of our randomized Phase III head and neck trial. The clinical trial program activities associated with stage 1 of our randomized Phase III head and neck trial declined as a result of the completion of stage 1 enrollment in 2012 and the related pause in enrollment.

We expect our clinical trial expenses to increase in 2016 compared to 2015. In 2016, we expect to commence enrollment in our Registration Program which will include a mix of Company and Third Party sponsored clinical trials. As well, we expect to expand our Checkpoint Inhibitor Program and we believe, in order to ensure timely completion of this program, we will need to directly sponsor certain clinical trials including our pancreatic cancer trial in combination with pembrolizumab (KEYTRUDA®). We also expect to incur regulatory consulting activities and associated costs in order to support our decisions pertaining to our Clinical Programs.

Manufacturing & Related Process Development (“M&P”)

M&P expenses include product manufacturing and process development activities. Product manufacturing expenses include third party direct manufacturing costs, quality control testing, fill, label and packaging costs and are net of any recoveries that are received from any R&D collaborators. Process development expenses include costs associated with studies that examine components of our manufacturing process looking for improvements and costs associated with the creation of our process validation master plan and related conformity testing.

	2015 $	2014 $	2013 $
Product manufacturing expenses	1,618,165	1,713,649	3,485,493
Process development expenses	687,859	991,647	1,259,986
Manufacturing and related process development expenses	2,306,024	2,705,296	4,745,479

Our M&P expenses for 2015 were $2,306,024 compared to $2,705,296 and $4,745,479 for the years ending December 31, 2014 and December 31, 2013. During 2015, our production manufacturing activities remained relatively consistent compared to 2014 and mainly related to supplying our Clinical Programs with sufficient REOLYSIN®. These activities also included the fill, labeling and lot release testing of product and the shipping and storage of our bulk and vialed product. During 2013, we completed two 100-litre cGMP production runs along with the related testing activities. We also incurred packaging and shipping activities required to supply our clinical program with previously filled product.

Our process development expenses for 2015 were $687,859 compared to $991,647 and $1,259,986 for the years ending December 31, 2014 and December 31, 2013, respectively. During the years ending 2015, 2014, and 2013 our process development activities focused on our validation master plan. These activities included assay development, optimization, validation and stability studies.

We expect our M&P expenses for 2016 to increase compared to 2015. In 2016, we expect to fill, label and store sufficient product in preparation for a registration study. We also expect to continue to perform conformity testing related to our process validation master plan.

Intellectual Property Expenses

Intellectual property expenses include legal and filing fees associated with our patent portfolio.

	2015 $	2014 $	2013 $
Intellectual property expenses	1,032,227	1,077,552	1,247,854

Our intellectual property expenses for 2015 were $1,032,227 compared to $1,077,552 and $1,247,854 for the years ending December 31, 2014 and December 31, 2013, respectively. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of 2015, we had been issued over 410 patents including 60 US and 20 Canadian patents, as well as issuances in other jurisdictions. We expect that our intellectual property expenses will remain consistent in 2016 compared to 2015.

Research Collaborations

Research collaborations are intended to expand our intellectual property related to reovirus and identify potential licensing opportunities arising from our technology base.

	2015 $	2014 $	2013 $
Research collaborations	698,909	621,936	436,302

During 2015, our research collaboration expenses were $698,909 compared to $621,936 and $436,302 for the years ending December 31, 2014 and December 31, 2013, respectively. In 2015 and 2014, our research collaborations activities mainly included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation. During 2013, we had started to commence biomarker studies as part of our research collaboration program along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

We expect that our research collaborations in 2016 will remain consistent with 2015. We expect to complete our ongoing collaborative program carried over from 2015 and will continue to be selective in the types of new collaborations we enter into in 2016.

Other Research and Development Expenses

Other research and development expenses include compensation expenses for employees (excluding stock based compensation), consultant fees, travel and other miscellaneous R&D expenses.

	2015 $	2014 $	2013 $
R&D consulting fees	229,427	247,685	362,263
R&D salaries and benefits	3,388,272	2,989,970	3,425,122
Other R&D expenses	480,481	466,143	432,741
Other research and development expenses	4,098,180	3,703,798	4,220,126

In 2015, our Other Research and Development expenses were $4,098,180 compared to $3,703,798 and $4,220,126 for the years ending December 31, 2014 and December 31, 2013, respectively. During the years ending 2015, 2014 and 2013, our Other Research and Development activities focused on supporting our Clinical Program which includes our Randomized Program, our Checkpoint Inhibitor Program along with other Third Party trials and clinical trials sponsored by Oncolytics. With our shift to Third Party Trials and the completion of enrollment in a number of our Company sponsored clinical trials the support required by our Clinical Program has decreased. As well, in 2014, cash bonuses were not paid to officers or employees but were paid in 2015 and 2013.

We expect that our Other R&D expenses in 2016 will remain consistent compared to 2015.

Scientific Research and Development Refund

	2015 $	2014 $	2013 $
Scientific research and development refund	(62,144)	(84,762)	(82,494)

In 2015, 2014, and 2013, we received Alberta and Quebec scientific research and development refunds totaling $62,144, $84,762, and $82,494, respectively.

Foreign Exchange (Gain) Loss

	2015 $	2014 $	2013 $
Foreign exchange (gain) loss	(1,051,958)	228,130	(56,497)

For the year ending December 31, 2015, our foreign exchange (gain) loss was $(1,051,958) compared to $228,130 for the year ending December 31, 2014 and $(56,497) for the year ending December 31, 2013. In 2015, our foreign exchange gain was primarily a result of the strengthening of the US dollar and that the proceeds from our financing activities were in US dollars. The foreign exchange gains and losses incurred in 2014 and 2013 were primarily a result of the fluctuations in the US dollar, Euro and Pound Sterling exchange rates.

Share Based Payments

	2015 $	2014 $	2013 $
Share based payments	257,016	588,658	142,972

Non-cash share based payments for the year ending December 31, 2015, was $257,016 compared to $588,658 and $142,972 for the years ending December 31, 2014 and December 31, 2013, respectively. We incurred stock based compensation associated with the grant of stock options to employees associated with our research and development activities.

Operating Expenses

	2015 $	2014 $	2013 $
Public company related expenses	2,932,436	2,761,374	2,567,056
Office expenses	2,030,469	1,682,152	2,412,569
Amortization of property and equipment	180,411	163,501	131,623
Stock based compensation	172,521	391,667	281,412
Operating expenses	5,315,837	4,998,694	5,392,660

Public company related expenses include costs associated with investor relations and business development activities, legal and accounting fees, corporate insurance, director fees and transfer agent and other fees relating to our US and Canadian stock listings. In 2015, we incurred public company related expenses of $2,932,436 compared to $2,761,374 and $2,567,056 for the years ending December 31, 2014 and December 31, 2013, respectively. During the year ending December 31, 2015, the costs associated with our public company listing fees, our investor relations activities, associated professional fees and the cost of our Annual General Meeting increased compared to the year ending December 31, 2014. For the years ending December 31, 2014 and 2013 our public company related expenses remained relatively consistent.

Office expenses include compensation costs (excluding stock based compensation), office rent, and other office related costs. In 2015, we incurred office expenses of $2,030,469 compared to $1,682,152 and $2,412,569 for the years ending December 31, 2014 and December 31, 2013, respectively. In 2015, our office expenses increased compared to 2014 mainly due to the cash bonuses paid to officers and employees. In 2014, our office expenses decreased compared to 2013 mainly due to a reduction in salaries associated with a decrease in our head count and no cash bonus paid to the officers and employees. In 2013, the level of our office expenses mainly related to investor relations support activity along with an increase in salaries associated with the change in our general counsel and cash bonuses paid to officers and employees.

In 2015, our non-cash share based payment expenses were $172,521 compared to $391,667 and $281,412 for the year ending December 31, 2014 and December 31, 2013, respectively. In 2015, we incurred stock based compensation associated with stock option grants to officers, employees and new directors, grants of restricted stock units to the board of directors, and the vesting of previously granted stock options. In 2014 and 2013, we incurred stock based compensation associated with the vesting of previously granted stock options along with the grant of stock options to our new directors elected at the 2014 and 2013 Annual General Meetings along with stock option grants to our employees.

We expect our operating expenses in 2016 to remain consistent with 2015.

Summary of Quarterly Results

	2015				2014
	Dec.	Sept.	June	March	Dec.	Sept.	June	March
Revenue	—	—	—	—	—	—	—	—
Net loss(2)	3,497	2,824	3,850	3,552	3,779	4,637	4,718	5,485
Basic and diluted loss per common share(2)	$0.03	$0.02	$0.03	$0.04	$0.04	$0.05	$0.05	$0.06
Total assets(3)	27,384	31,001	33,190	31,445	17,193	18,079	20,047	23,036
Total cash(1), (3)	26,077	30,023	32,079	30,639	16,185	17,045	18,912	22,188
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Included in total cash are cash and cash equivalents plus short-term investments.

(2)	Included in net loss and loss per common share between December 2015 and January 2014 are quarterly stock based compensation expenses
(recovery) of $248,101, $10,791, $55,675, $114,970, $109,902, $199,821, $366,005, and $304,597, respectively.

(3)	We issued 24,639,128 common shares for net cash proceeds of $23.7 million in 2015 (2014 - 8,708,676 common shares for net cash proceeds of $9.0 million).

(4)	We have not declared or paid any dividends since incorporation.

Fourth Quarter

Statement of loss for the three month period ended December 31, 2015 and 2014:

For the three month periods ending December 31,	2015 $	2014 $
Expenses
Research and development	1,999,987	2,518,924
Operating	1,535,025	1,292,351
Loss before the following	(3,535,012)	(3,811,275)
Interest	44,546	32,213
Loss before income taxes	(3,490,466)	(3,779,062)
Income taxes	(6,456)	(51)
Net loss	(3,496,922)	(3,779,113)
Other comprehensive gain (loss) - translation adjustment	103,875	91,903
Net comprehensive loss	(3,393,047)	(3,687,210)
Basic and diluted loss per common share	(0.03)	(0.04)
Weighted average number of shares (basic and diluted)	118,121,424	91,080,495

Fourth Quarter Review of Operations

For the three month period ended December 31, 2015 our net loss was $3,496,922 compared to $3,779,113 for the three month period ended December 31, 2014.

Research and Development Expenses (“R&D”)

	2015 $	2014 $
Clinical trial expenses	202,214	900,105
Manufacturing and related process development expenses	185,104	414,797
Intellectual property expenses	217,097	229,911
Research collaboration expenses	199,118	169,205
Other R&D expenses	1,291,464	840,882
Scientific research and development repayment (refund)	344	(76,095)
Foreign exchange (gain)	(262,150)	(13,112)
Share based payments	166,796	53,231
Research and development expenses	1,999,987	2,518,924

Clinical Trial Expenses

	2015 $	2014 $
Direct clinical trial expenses	202,214	900,105
Clinical trial expenses	202,214	900,105

During the fourth quarter of 2015, our clinical trial expenses were $202,214 compared to $900,105 for the fourth quarter of 2014. In the fourth quarter of 2015, our clinical trial program activities declined as we continued to complete enrollment in our Randomized Program and close out fully enrolled clinical trials while implementing our Registration Program. During the fourth quarter of 2014, we incurred direct clinical trial expenses primarily associated with the enrollment in our Randomized Program, re-treatment of patients in the clinical trials sponsored by Oncolytics, and activities associated with our three European regulatory agency meetings.

Manufacturing & Related Process Development Expenses (“M&P”)

	2015 $	2014 $
Product manufacturing expenses	57,319	246,516
Process development expenses	127,785	168,281
Manufacturing and related process development expenses	185,104	414,797

During the fourth quarter of 2015, our M&P expenses were $185,104 compared to $414,797 for the fourth quarter of 2014. In the fourth quarters of 2015 and 2014, our product manufacturing costs mainly related to the fill, labeling and lot release testing of product to be used in our clinical trial program. As well, costs were incurred associated with shipping and storage of our bulk and vialed product.

Our process development activity for the fourth quarters of 2015 and 2014 focused on our process validation master plan and included validation studies of our upstream and downstream processes. These activities included assay development, optimization, validation and stability studies.

Intellectual Property Expenses

	2015 $	2014 $
Intellectual property expenses	217,097	229,911

Our intellectual property expenses for the fourth quarter of 2015 were $217,097 compared to $229,911 for the fourth quarter of 2014. The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base. At the end of the fourth quarter of 2015, we had been issued over 410 patents including 60 US and 20 Canadian patents, as well as issuances in other jurisdictions.

Research Collaboration Expenses

	2015 $	2014 $
Research collaboration expenses	199,118	169,205

Our research collaboration expenses were $199,118 in the fourth quarter of 2015 compared to $169,205 for the fourth quarter of 2014. During the fourth quarters of 2015 and 2014 , our research collaboration activities have included biomarker studies along with studies investigating the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.

Other Research and Development Expenses

	2015 $	2014 $
R&D consulting fees	63,203	55,374
R&D salaries and benefits	1,138,266	709,611
Other R&D expenses	89,995	75,897
Other research and development expenses	1,291,464	840,882

Our other research and development expenses were $1,291,464 in the fourth quarter of 2015 compared to $840,882 in the fourth quarter of 2014. In the fourth quarter of 2015, our salaries and benefits costs included cash bonus compensation for officers and employees that was not paid in 2014.

Share Based Payments

	2015 $	2014 $
Stock based compensation	166,796	53,231

During the fourth quarters of 2015 and 2014, we incurred share based payment expense associated with the grant of stock options to employees associated with our research and development activities.

Operating Expenses

	2015 $	2014 $
Public company related expenses	737,889	765,774
Office expenses	670,163	424,478
Amortization of property and equipment	45,668	45,428
Stock based compensation	81,305	56,671
Operating expenses	1,535,025	1,292,351

Our operating expenses in the fourth quarter of 2015 were $1,535,025 compared to $1,292,351 for the fourth quarter of 2014. Office expenses include compensation costs (excluding share based payments), office rent, and other office related costs. During the fourth quarter of 2015, compensation costs increased as cash bonus compensation was paid to officers and employees which was not paid in the the fourth quarter of 2014. As well, stock based compensation included restricted share units granted to the independent directors along with the grant of stock options to the officers and employees.

Liquidity and Capital Resources

2015 Financing Activities

US Share Purchase Agreement
During 2015, under the terms of the Share Purchase Agreement, we issued 5,778,674 common shares for net proceeds of approximately US$3.5 million. As well, we issued 78,674 commitment shares with a fair value of US$50,024 which has been recorded as additional share issue costs.

"At the Market" Equity Distribution Agreement
During 2015, we issued 18,860,454 common shares for net proceeds of approximately US$15.5 million.

2014 Financing Activities

US Share Purchase Agreement
During 2014, under the terms of the Share Purchase Agreement, we issued 7,037,216 common shares for net proceeds of approximately US$7.1 million. As well, we issued 536,254 commitment shares consisting of 292,793 initial commitment fee common shares, 146,397 commitment shares in consideration for the October 2014 amendments, and 97,064 additional commitment fee common shares. The commitment shares have been valued at fair value of US$654,267 and have been recorded as additional share issue costs.

"At the Market" Equity Distribution Agreement
During 2014, we issued 1,671,460 common shares for net proceeds of approximately US$1.1 million.

Liquidity

As at December 31, 2015 and 2014, we had cash and cash equivalents, short-term investments and working capital positions as follows:

	2015 $	2014 $
Cash and cash equivalents	24,016,275	14,152,825
Short-term investments	2,060,977	2,031,685
Working capital position	24,214,488	13,293,817

The decrease in our cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $15.0 million along with the cash provided by our financing activities of $23.7 million for the year ending December 31, 2015.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection. To date, we have funded our operations mainly through the issue of additional capital via public and private offerings and through the exercise of warrants and stock options. During 2015 and 2014, we were able to raise funds through our Share Purchase Agreement with LPC and our "at the market" equity distribution agreement with Canaccord Genuity Inc. (our "Financing Arrangements").

We have no assurances that we will be able to raise additional funds through the sale of our common shares, consequently, we will continue to evaluate all types of financing arrangements. In an effort to be able to evaluate all types of financing arrangements, we maintain a current short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution of up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”). Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement. Our Base Shelf expires on September 1, 2016.

Maintaining our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company. Our Base Shelf allowed us to enter into our Financing Arrangements in 2014 which were our primary sources of financing in 2015. Our Financing Arrangements allowed us to raise, subject to the terms and conditions of each arrangement, $23.7 million (US$18.9 million) in 2015. One of the conditions of our Financing Arrangements was to maintain our NASDAQ listing. In October 2015, we received notice from the NASDAQ stating that, in accordance with NASDAQ listing rules, our common shares would be delisted from the NASDAQ Capital Market, effective from the opening of trading on November 5, 2015 for not maintaining the minimum $1.00 per share required for continued listing under Listing Rule 5550(a)(2). As a result, effective November 5, 2015, we were no longer able to use our Financing Arrangements. In 2016, we expect to continue to investigate financing opportunities similar to our Financing Arrangements that are not conditional on a NASDAQ listing.

We anticipate that the expected cash usage from our operations in 2016 will be approximately $19 million. Despite the anticipated change in our cash requirements compared to 2015, we continue to manage our research and development plan with the objective of ensuring optimal use of our existing resources. Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources and access to additional cash resources through our Financing Arrangements to fund our presently planned operations into 2017. Factors that will affect our anticipated cash usage in 2016 and 2017, and for which additional funding might be required include, but are not limited to, expansion of our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number, timing and costs of manufacturing runs required to conclude the validation process and supply product to our clinical trial program, and the level of collaborative activity undertaken.

Contractual Obligations

We have the following contractual obligations as at December 31, 2015:

Contractual Obligations	Payments Due by Period
	Total $	Less than 1 year $	2 -3 years $	4 - 5 years $	More than 5 years $
Alberta Heritage Foundation(1)	Nil	—	—	—	—
Capital lease obligations	Nil	—	—	—	—
Operating lease (2)	659,823	154,377	255,292	207,024	43,130
Purchase obligations	2,083,331	2,083,331	—	—	—
Other long term obligations	Nil	—	—	—	—
Total contractual obligations	2,743,154	2,237,708	255,292	207,024	43,130
Note:

(1)
On May 25, 2015, we entered into a termination and release agreement with the Alberta Heritage Foundation for Medical Research ("AHFMR") whereby the AHFMR released the Company from its obligation to repay the loan.

(2)	Our operating leases are comprised of our office leases and exclude our portion of operating costs.

We expect to fund our capital expenditure requirements and commitments with existing working capital.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years. Our portfolio consists of guarantee investment certificates. As of December 31, 2015, we had $2.1 million invested under this policy, currently earning interest at an effective rate of 1.35%.

Off-Balance Sheet Arrangements

As at December 31, 2015, we had not entered into any off-balance sheet arrangements.

Transactions with Related Parties

In 2015, 2014 and 2013, we did not enter into any related party transactions other than compensation paid to Key Management Personnel disclosed in Note 20 of our audited consolidated financial statements.

Financial Instruments and Other Instruments
Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable and accounts payable. As at December 31, 2015, there are no significant differences between the carrying values of these amounts and their estimated market values. These financial instruments expose us to the following risks:
Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations. We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance. Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.
We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada. For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.
We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties. Currently, 100% of our short-term investments are in guaranteed investment certificates.
Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments. We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.
Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.
Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. We are exposed to currency risk from the purchase of goods and services primarily in the US, the U.K and the European Union and to the extent cash is held in foreign currencies. The impact of a $0.01 increase in the value of the US dollar against the Canadian dollar would have decreased our net loss in 2015 by approximately $35,053. The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss in 2015 by approximately $28,769. The impact of a $0.10 increase in the value of the Euro against the Canadian dollar would have increased our net loss in 2015 by approximately $19,830.
We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.
Balances in foreign currencies at December 31, 2015 are as follows:

	US dollars $	British pounds £	Euro €
Cash and cash equivalents	8,438,344	66,554	35,029
Accounts payable	(233,063)	(12,274)	—
	8,205,281	54,280	35,029

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure as outlined in the notes to our audited financial statements. Accounts payable are all due within the current operating period.

Risk Factors Affecting Future Performance

General Risk Factors

Prospects for biotechnology companies in the research and development stage should generally be regarded as speculative. It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.
If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful. There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations. Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.
In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships, including the ability to obtain appropriate product liability insurance. There can be no assurance that this reliance and these relationships will continue as required.
In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress we have made or are making.

Our product REOLYSIN® is in the research and development stage and will require further development and testing before it can be marketed commercially.

Prospects for companies in the biotechnology industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in biotechnology companies should be regarded as speculative. We are currently in the research and development stage on one product, REOLYSIN®, for human application, the riskiest stage for a company in the biotechnology industry. It is not possible to predict, based upon studies in animals, or early studies in humans, whether REOLYSIN® will prove to be safe and effective in humans. REOLYSIN® will require additional research and development, including extensive clinical testing, before we will be able to obtain the approval of the United States Food and Drug Administration (the “FDA”) or from similar regulatory authorities in other countries to market REOLYSIN® commercially. There can be no assurance that the research and development programs conducted by us will result in REOLYSIN® or any other products becoming commercially viable products, and in the event that any product or products result from the research and development program, it is unlikely they will be commercially available for a number of years.
To achieve profitable operations, we, alone or with others, must successfully develop, introduce and market our products. To obtain regulatory approvals for products being developed for human use, and to achieve commercial success, human clinical trials must demonstrate that the product is safe for human use and that the product shows efficacy. Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or the product being tested. No assurances can be provided that any current or future animal or human test, if undertaken, will yield favorable results. If we are unable to establish that REOLYSIN® is a safe, effective treatment for cancer, we may be required to abandon further development of the product and develop a new business strategy.
There are inherent risks in pharmaceutical research and development.
Pharmaceutical research and development is highly speculative and involves a high and significant degree of risk. The marketability of any product developed by us will be affected by numerous factors beyond our control, including:

•	the discovery of unexpected toxicities or lack of sufficient efficacy of products which make them unattractive or unsuitable for human use;

•	preliminary results as seen in animal and/or limited human testing may not be substantiated in larger controlled clinical trials;

•	manufacturing costs or other factors may make manufacturing of products impractical and non-competitive;

•	proprietary rights of third parties or competing products or technologies may preclude commercialization;

•	requisite regulatory approvals for the commercial distribution of products may not be obtained; and

•	other factors may become apparent during the course of research, up-scaling or manufacturing which may result in the discontinuation of research and other critical projects.

Our product under development has never been manufactured on a commercial scale, and there can be no assurance that such products can be manufactured at a cost or in a quantity to render such products commercially viable. Production and utilization of our products may require the development of new manufacturing technologies and expertise. The impact on our business in the event that new manufacturing technologies and expertise are required to be developed is uncertain. There can be no assurance that we will successfully meet any of these technological challenges, or others that may arise in the course of development.
Pharmaceutical products are subject to intense regulatory approval processes.
The regulatory process for pharmaceuticals, which includes preclinical studies and clinical trials of each compound to establish its safety and efficacy, takes many years and requires the expenditure of substantial resources. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Failure to comply with applicable regulatory requirements can, among other things, result in suspension of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution. Further, government policy may change, and additional government regulations may be established that could prevent or delay regulatory approvals for our products. In addition, a marketed drug and its manufacturer are subject to continual review. Later discovery of previously unknown problems with the product or manufacturer may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.

The FDA in the United States and other relevant regulatory authorities may deny approval of a new drug application (“NDA”) or its equivalent in the relevant jurisdiction if required regulatory criteria are not satisfied, or may require additional testing. Product approvals may be withdrawn if compliance with regulatory standards are not maintained or if problems occur after the product reaches the market. The FDA may require further testing and surveillance programs to monitor the pharmaceutical product that has been commercialized. Non-compliance with applicable requirements can result in fines and other judicially imposed sanctions, including product withdrawals, product seizures, injunction actions and criminal prosecutions.

In addition to our own pharmaceuticals, we may supply active pharmaceutical ingredients and advanced pharmaceutical intermediates for use in or with our customers' other drug products. The final drug products in which the pharmaceutical ingredients and advanced pharmaceutical intermediates are used, however, are subject to regulation for safety and efficacy by the FDA and other jurisdictions, as the case may be. Such products must be approved by such agencies before they can be commercially marketed. The process of obtaining regulatory clearance for marketing is uncertain, costly and time consuming. We cannot predict how long the necessary regulatory approvals will take or whether our customers will ever obtain such approval for their products. To the extent that our customers do not obtain the necessary regulatory approvals for marketing new products, our product sales could be adversely affected.

The FDA and other governmental regulators have increased requirements for drug purity and have increased environmental burdens upon the pharmaceutical industry. Because pharmaceutical drug manufacturing is a highly regulated industry, requiring significant documentation and validation of manufacturing processes and quality control assurance prior to approval of the facility to manufacture a specific drug, there can be considerable transition time between the initiation of a contract to manufacture a product and the actual initiation of manufacture of that product. Any lag time in the initiation of a contract to manufacture product and the actual initiation of manufacture could cause us to lose profits or incur liabilities.

The pharmaceutical regulatory regime in Europe and other countries is, by and large, generally similar to that of Canada and the United States. We could face similar risks in these other jurisdictions, as the risks described above.
Our operations and products may be subject to other government manufacturing and testing regulations.

Securing regulatory approval for the marketing of therapeutics by the FDA in the United States and similar regulatory agencies in other countries is a long and expensive process, which can delay or prevent product development and marketing. Approval to market products may be for limited applications or may not be received at all.
The products anticipated to be manufactured by us will have to comply with the FDA's cGMP and other FDA and local government guidelines and regulations, including other international regulatory requirements and guidelines. Additionally, certain of our customers may require the manufacturing facilities contracted by us to adhere to additional manufacturing standards, even if not required by the FDA. Compliance with cGMP regulations requires manufacturers to expend time, money and effort in production, and to maintain precise records and quality control to ensure that the product meets applicable specifications and other requirements. The FDA and other regulatory bodies periodically inspect drug-manufacturing facilities to ensure compliance with applicable cGMP requirements. If the manufacturing facilities contracted by us fail to comply with the cGMP requirements, the facilities may become subject to possible FDA or other regulatory action and manufacturing at the facility could consequently be suspended. We may not be able to contract suitable alternative or back-up manufacturing facilities on terms acceptable to us or at all.

The FDA or other regulatory agencies may also require the submission of any lot of a particular product for inspection. If the lot product fails to meet the FDA requirements, then the FDA could take any of the following actions: (i) restrict the release of the product; (ii) suspend manufacturing of the specific lot of the product; (iii) order a recall of the lot of the product; or (iv) order a seizure of the lot of the product.

We are subject to regulation by governments in many jurisdictions and, if we do not comply with healthcare, drug, manufacturing and environmental regulations, among others, our existing and future operations may be curtailed, and we could be subject to liability.

In addition to the regulatory approval process, we may be subject to regulations under local, provincial, state, federal and foreign law, including requirements regarding occupational health, safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and future local, provincial, state, federal and foreign regulations.

Our products may fail or cause harm, subjecting us to product liability claims, which are uninsured.

The sale and use of our products entail risk of product liability. We currently do not have any product liability insurance. There can be no assurance that we will be able to obtain appropriate levels of product liability insurance prior to any sale of our pharmaceutical products. An inability to obtain insurance on economically feasible terms or to otherwise protect against potential product liability claims could inhibit or prevent the commercialization of products developed by us. The obligation to pay any product liability claim or a recall of a product could have a material adverse effect on our business, financial condition and future prospects.
Our technologies may become obsolete.
The pharmaceutical industry is characterized by rapidly changing markets, technology, emerging industry standards and frequent introduction of new products. The introduction of new products embodying new technologies, including new manufacturing processes, and the emergence of new industry standards may render our products obsolete, less competitive or less marketable. The process of developing our products is extremely complex and requires significant continuing development efforts and third party commitments. Our failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect our business.

We may be unable to anticipate changes in our potential customer requirements that could make our existing technology obsolete. Our success will depend, in part, on our ability to continue to enhance our existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our proprietary technology entails significant technical and business risks. We may not be successful in using our new technologies or exploiting the respective niche markets effectively or adapting our businesses to evolving customer or medical requirements or preferences or emerging industry standards.
We have no operating revenues and a history of losses.

To date, we have not generated sufficient revenues to offset our research and development costs and accordingly have not generated positive cash flow or made an operating profit. As of December 31, 2015, we had an accumulated deficit of $263.7 million and we incurred net losses of $13.7 million, $18.6 million and $23.5 million, for the years ended December 31, 2015, 2014 and 2013, respectively. We anticipate that we will continue to incur significant losses during 2016 and in the foreseeable future. We do not expect to reach profitability at least until after successful and profitable commercialization of one or more of our products. Even if one or more of our products are profitably commercialized, the initial losses incurred by us may never be recovered.
We may need additional financing in the future to fund the research and development of our products and to meet our ongoing capital requirements.

We anticipate that we may need additional financing in the future to fund research and development and to meet our ongoing capital requirements. The amount of future capital requirements will depend on many factors, including continued scientific progress in our drug discovery and development programs, progress in our pre-clinical and clinical evaluation of drug candidates, time and expense associated with filing, prosecuting and enforcing our patent claims and costs associated with obtaining regulatory approvals. In order to meet such capital requirements, we will consider contract fees, collaborative research and development arrangements, and additional public or private financings (including the incurrence of debt and the issuance of additional equity securities) to fund all or a part of particular programs as well as potential partnering or licensing opportunities. There can be no assurance that additional funding will be available or, if available, that it will be available on acceptable terms. If adequate funds are not available on terms favorable to us, we may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of our proposed product, or obtain funds through arrangements with corporate partners that require us to relinquish rights to certain of our technologies or product. There can be no assurance that we will be able to raise additional capital if our current capital resources are exhausted.
The cost of director and officer liability insurance may continue to increase substantially or may not be available to us and may affect our ability to retain quality directors and officers.
We carry liability insurance on behalf of our directors and officers. Given a number of large director and officer liability insurance claims in the US equity markets, director and officer liability insurance had until recently become increasingly more expensive with increased restrictions. Consequently, there is no assurance that we will continue to be offered this insurance or be able to obtain adequate coverage. The inability to acquire the appropriate insurance coverage will limit our ability to attract and maintain directors and officers as required to conduct our business.

We incur some of our expenses in foreign currencies and therefore are exposed to foreign currency exchange rate fluctuations.

We incur some of our manufacturing, clinical, collaborative and consulting expenses in foreign currencies, primarily the US dollar, the Pound Sterling and the Euro. We are therefore exposed to foreign currency rate fluctuations. Also, as we expand to other foreign jurisdictions there may be an increase in our foreign exchange exposure.

We earn interest income on our excess cash reserves and are exposed to changes in interest rates.

We invest our excess cash reserves in investment vehicles that provide a rate of return with little risk to principle. As interest rates change the amount of interest income we earn will be directly impacted.

Other MD&A Requirements

We have 118,173,622 common shares outstanding at March 10, 2016. If all of our options and restricted share units (8,930,225) were exercised we would have 127,103,847 common shares outstanding.

Our 2015 Annual Information Form on Form 20-F will be available on www.sedar.com.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures:
Our chief executive and financial officers reviewed and evaluated our disclosure controls and procedures. Based on that evaluation, they have concluded that our disclosure controls and procedures are effective in providing them with timely material information relating to the Company.

Management's Annual Report on Internal Control Over Financial Reporting:
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with International Financial Reporting Standards.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our internal controls and procedures over financial reporting will prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design and operation of our internal control over financial reporting as of December 31, 2015, and has concluded that such internal control over financial reporting is effective as of December 31, 2015. There are no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework).

Changes in Internal Controls over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the last fiscal year that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.